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                           October 12, 2021

       Preston Klassen, M.D.
       President and Chief Executive Officer
       Metacrine, Inc.
       3985 Sorrento Valley Blvd., Suite C
       San Diego, CA 92121

                                                        Re: Metacrine, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 4,
2021
                                                            File No. 333-260023

       Dear Dr. Klassen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Karen Deschaine